Exhibit 99.1

ASX and Media Release

2 March 2022

Opthea Expands Leadership Team with the Appointment of Joel

Naor, M.D., M.Sc., MBA as Chief Medical Officer

•	Key appointment as Opthea progresses the Phase 3 clinical development of OPT-302 in wet AMD

Melbourne, Australia; 2 March 2022 – Opthea Limited (ASX:OPT; Nasdaq:OPT), a clinical stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, is pleased to announce the appointment of Dr. Joel Naor as Chief Medical Officer, effective 1 March 2022. Dr. Naor is an ophthalmologist and seasoned pharmaceutical executive with extensive clinical program development experience from public and private companies in the ophthalmology space.

“We are delighted to welcome Dr. Naor to Opthea, where his deep experience leading clinical programs for retinal eye diseases will be an asset to the continued advancement of our pipeline,” commented Dr. Megan Baldwin, Chief Executive Officer and Managing Director of Opthea. “Dr. Joel Naor brings significant oversight, clinical development and strategic expertise, having previously guided numerous programs through all phases of development. His extensive background and experience will be particularly valuable as the Company progresses its lead asset, OPT-302, towards regulatory approval and commercialization.”

Dr. Joel Naor commented “OPT-302 is an innovative biologic ‘trap’ molecule designed to further improve upon the efficacy achieved with anti-VEGF-A treatment in wet AMD patients by inhibiting two important angiogenic mediators, namely VEGF-C and VEGF-D. In a large randomized controlled phase 2b trial, intravitreal administration of OPT-302 (2.0 mg) in combination with anti-VEGF-A resulted in superior Best Corrected Visual Acuity compared to anti-VEGF-A alone. I’m enthusiastic to help lead the ongoing phase 3 program and advance a product through clinical development that has the potential to improve vision outcomes for patients.”

Dr. Naor added, “Wet AMD is a leading cause of vision loss in adults, and the efficacy of the standard of care for wet AMD has not changed since approval of the first anti-VEGF-A treatment in 2006. Thus, new approaches are urgently needed for patients, including those who do not respond optimally to anti-VEGF-A therapy. OPT-302 combination therapy is a potential transformative treatment and I am excited to be part of the journey to advance the science and understanding of this novel therapy.”

Dr. Joel Naor has over two decades of experience leading clinical development programs that target retina conditions encompassing biologics, small molecules, sustained release technologies, stem cells and photodynamic therapy. In his most recent role, he served as Vice President of Clinical Science and Development Operations at Kodiak Sciences Inc. Previously, Dr. Naor was the Chief Medical Officer for Macusight, Inc. until the company was acquired by Santen Inc. in 2010, and subsequently served as Vice President and Head of Global Medical Affairs for Santen Inc. He has also held leadership positions at Allergan Inc., QLT Inc. and Stem Cells Inc. Dr. Joel Naor received his Doctor of Medicine (M.D.) from the Technion—Israel Institute of Technology and completed training in Ophthalmology at the University of Toronto. He holds a Masters of Science (MSc.) in Epidemiology from the University of Toronto and a Masters of Business Administration (M.B.A.) from Simon Fraser University in Vancouver.

Level 4, 650 Chapel Street, South Yarra, Victoria 3141 Australia T +61 (3) 9826 0399 F +61 (3) 9824 0083

www.opthea.com ABN 32 006 340 567

About Opthea

Opthea (ASX:OPT; Nasdaq:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statements

Certain statements in this announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement describing Company goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement, including, but not limited to, the advancement of Opthea’s Phase 3 registrational program and commercialization efforts for OPT-302 and Opthea’s goal of building out a substantial presence in the United States. Such statements are based on Opthea’s current plans, objectives, estimates, expectations, and intentions and are subject to certain risks and uncertainties, including risks and uncertainties associated with clinical trials and product development and the impact of general economic, industry or political conditions in Australia, the United States or internationally. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in Opthea’s Annual Report on Form 20-F filed with the SEC on October 28, 2021. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements as predictions of future events, which statements apply only as of the date of this announcement. Actual results could differ materially from those discussed in this ASX announcement.

Authorized for release to ASX by Megan Baldwin, CEO & Managing Director

Company & Media Enquiries:	Join our email database to receive program updates:

U.S.A. & International: Sam Martin Argot Partners Tel: +1 212-600-1902 opthea@argotpartners.com Australia: Rudi Michelson Monsoon Communications Tel: +61 (0) 3 9620 3333	Tel: +61 (0) 3 9826 0399 info@opthea.com www.opthea.com

Level 4, 650 Chapel Street, South Yarra, Victoria 3141 Australia T +61 (3) 9826 0399 F +61 (3) 9824 0083

www.opthea.com ABN 32 006 340 567